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                                                                               EXHIBIT 12

                             PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

                         COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                           PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS
                                                                                                       12 Months
                                                         YEARS ENDED DECEMBER 31,                        Ended
                                    ----------------------------------------------------------------    June 30,
                                     1991(A)      1992(A)      1993(A)        1994           1995         1996
                                    ---------    ---------    ----------   ----------     ----------   ---------
                                                                   (THOUSANDS OF DOLLARS)
Earnings as Defined in Regulation
S-K:

Net Income ......................     543,035      504,117       595,519      679,033        662,323     667,706
Federal Income Taxes (B) ........     274,146      253,276       316,010      322,824        364,355     337,111
Fixed Charges ...................     530,308      580,364       570,505      568,611        580,432     516,289
Earnings ........................   1,347,489    1,337,757     1,482,034    1,570,468      1,607,110   1,521,106
                                    ---------    ---------    ----------   ----------     ----------   ---------

Fixed Charges as Defined in
Regulation S-K (C):

Total Interest Expense (D) ......     478,321      524,025       502,534      495,925        496,060     437,787
Interest Factor in Rentals ......       9,311        9,591        11,090       12,120         11,956      11,790
Subsidiaries' Preferred Stock
  Dividend Requirements .........      29,012       31,907        38,114       42,163         49,426      49,452
Adjustment to preferred and
  preference stock dividends to
  state on a pre-income tax basis      13,664       14,841        18,767       18,403         22,990      17,260
                                    ---------    ---------    ----------   ----------     ----------   ---------
       Total Fixed Charges ......     530,308      580,364       570,505      568,611        580,432     516,289
                                    =========    =========    ==========   ==========     ==========   =========
Ratio of Earnings to Fixed
   Charges ......................        2.54         2.30          2.59         2.76           2.77        2.94
                                         ====         ====          ====         ====           ====        ====


(A)  Excludes cumulative effect of $5.4 million credit to income reflecting a change in income taxes.

(B)  Includes state income taxes and federal income taxes for other incomes.

(C)  Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries, increased to reflect the pre-tax earnings requirement for
     Public Service Enterprise Group Incorporated.

(D)  Excludes 1991 and 1992 interest expense on decommissioning costs of $6,956 and $5,208, respectively.
     Effective January 1, 1992, accounting was changed to follow Federal Energy Regulatory Commission guidelines.

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